UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Full Truck Alliance Co. Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

35969L108 (1)

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 20 Class A ordinary shares.

SCHEDULE 13G

CUSIP No.

35969L108

1	Names of Reporting Persons Peter Hui Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,317,044,668 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,331,865,645 (2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,865,645 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

10.9% of Class A ordinary shares, assuming the conversion of all Class B ordinary shares beneficially owned by the reporting person into Class A ordinary shares.(3)

12	Type of Reporting Person (See Instructions) IN

(1)

Represents 2,317,044,668 Class B ordinary shares held by Full Load Logistics Information Co., Ltd, or Full Load Logistics, as of December 31, 2022. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang.

(2)

Represents (i) 2,317,044,668 Class B ordinary shares held by Full Load Logistics; and (ii) 14,820,977 of the Class A ordinary shares held by Master Quality Group Limited, or Master Quality, which Mr. Peter Hui Zhang has dispositive power over, in each case as of December 31, 2022. Master Quality is the nominee of the trustee of the Issuer’s employee incentive plan trust.

(3)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 19,091,365,934 Class A ordinary shares issued and outstanding as of December 31, 2022 and (ii) 2,317,044,668 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2022, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

1	Names of Reporting Persons Full Load Logistics Information Co., Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,317,044,668 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,317,044,668 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,317,044,668 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

10.8% of Class A ordinary shares, assuming the conversion of all Class B ordinary shares beneficially owned by the reporting person into Class A ordinary shares. (2)

12	Type of Reporting Person (See Instructions) CO

(1)	Represents 2,317,044,668 Class B ordinary shares held by Full Load Logistics as of December 31, 2022.
(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 19,091,365,934 Class A ordinary shares issued and outstanding as of December 31, 2022 and (ii) 2,317,044,668 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2022, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Item 1.

(a)	Name of Issuer:

Full Truck Alliance Co. Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

No. 123 Kaifa Avenue,

Economic and Technical Development Zone,

Guiyang, Guizhou 550009,

People’s Republic of China, and

Wanbo Science and Technology Park,

20 Fengxin Road, Yuhuatai District,

Nanjing, Jiangsu 210012,

People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

(i)	Peter Hui Zhang, a citizen of the People’s Republic of China; and

(ii)	Full Load Logistics Information Co., Ltd, or Full Load Logistics, a company established in the British Virgin Islands and is wholly owned by Mr. Peter Hui Zhang.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	Peter Hui Zhang

The address of the principal business office of Mr. Peter Hui Zhang is located at:

c/o Full Truck Alliance Co. Ltd.

Wanbo Science and Technology Park,

20 Fengxin Road, Yuhuatai District,

Nanjing, Jiangsu 210012,

People’s Republic of China.

(ii)	Full Load Logistics

The address of the principal business office of Full Load Logistics is located at:

c/o Full Truck Alliance Co. Ltd.

Wanbo Science and Technology Park,

20 Fengxin Road, Yuhuatai District,

Nanjing, Jiangsu 210012,

People’s Republic of China.

(c)	Citizenship:

Peter Hui Zhang is a citizen of the People’s Republic of China. Full Load Logistics was established in the British Virgin Islands.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.00001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 30 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

35969L108

This CUSIP number applies to the American depositary shares of the Issuer, each representing 20 Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Peter Hui Zhang	2,331,865,645	10.9%	2,317,044,668	0	2,331,865,645	0
Full Load Logistics	2,317,044,668	10.8%	2,317,044,668	0	2,317,044,668	0

(1)

As of December 31, 2022, Mr. Peter Hui Zhang beneficially owned (i) 2,317,044,668 Class B ordinary shares held by Full Load Logistics due to his ownership of Full Load Logistics and (ii) 14,820,977 of the Class A ordinary shares held by Master Quality, which he had dispositive power over. Master Quality is the nominee of the trustee of the Issuer’s employee incentive plan trust.

(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 19,091,365,934 Class A ordinary shares issued and outstanding as of December 31, 2022 and (ii) 2,317,044,668 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2022, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Peter Hui Zhang

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chief Executive Officer and Director

Full Load Logistics Information Co., Ltd

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on February 18, 2022).